Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

FAQs for Employees

What can I share publicly about the deal?

Employees can share the announcement news with family, friends, and clients, but employees may not speak to the media and other external audiences about the transaction or Nextdoor’s specific business publicly, including via posts on social media. Resharing and retweeting (without commentary) communications shared by Nextdoor and liking posts shared by Nextdoor or about Nextdoor are permissible. Do not engage in conversations (including comment threads) where you are discussing details of the transaction. If asked, it is fine to relay factual information from our press release, but do not share further information about our company’s performance; instead respond with something polite like “I’m really excited and proud of Nextdoor, but I don’t know much more about the deal.” As a result of the transaction announcement, we will be under heightened scrutiny by regulators and confidentiality will be important for all of us to uphold. As a general rule, err on the side of disclosing as little information as possible. Please also refer to Nextdoor’s Code of Conduct and Employee Communications Policy for additional information.

What happens to my options/RSUs?

At the close of the transaction, any vested options/RSUs will automatically become vested options/RSUs in the publicly traded Nextdoor entity and any unvested options/RSUs will automatically convert to unvested options/RSUs in the publicly traded Nextdoor entity. Upon conversion, your Nextdoor options/RSUs in the publicly traded Nextdoor entity will have the same terms and conditions (including vesting schedule) as they have now, except the number of shares and exercise price will be adjusted for all equity holders based on the exchange ratio agreed to in the merger agreement with Khosla Ventures Acquisition Co. II (KVSB).

Can I still exercise my vested options?

Yes, you can exercise your vested stock options at any time prior to and after the closing of the merger. Please refer to the Exercising Your Stock Options Guide for additional information. As a reminder, you may view your options/RSUs in Shareworks (access via Okta). We will be offering a session from a financial advisor to share additional information regarding equity.

Can I buy or sell shares of KVSB or Nextdoor?

No. Until the closing of the merger, we are instituting a policy whereby current employees may not buy or sell shares of KVSB or Nextdoor. Nextdoor is subject to heightened regulatory standards as a result of the announcement of the transaction, including the SEC’s rules on insider trading. Even a minor infraction of the SEC’s rules around insider trading could result in monetary penalties or even jail sentences. As a result, in order to protect employees from allegations of insider trading, we are prohibiting trading in shares of Nextdoor and KVSB until the closing of the transaction. Following the closing, we will establish an Insider Trading policy that will govern when employees and other company insiders can trade in Nextdoor’s stock. Moreover, as a soon to be public company, it is important that Nextdoor employees be mindful of how/when information about Nextdoor is shared within and outside of Nextdoor, and confidential information about Nextdoor should not be shared absent a legitimate business purpose for doing so.

Is there a “lock-up” period post-close?

Yes. There will be a lock-up period, i.e. a prohibition on transferring stock, that will apply to all existing Nextdoor stockholders for a period of 180 days following the closing of the transaction, which is expected to occur in the fourth quarter of this year. The lock-up will also apply to shares resulting from your exercise of vested options and vested RSUs.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Khosla Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about

KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.